Note 1. Summary of Significant Accounting Policies

First Integrity Capital Partners Corp. (the "Company") is a securities broker-dealer, registered with the Securities Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 2008. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker. The Company's customers are mainly institutional investors.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

Revenue Recognition

The Company clears securities transactions through Southwest Securities, a member of the New York Stock Exchange, Inc., on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years. See Note 6.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2012.

Note 1.   Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2.   Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($8,313 at December 31, 2015), or $100,000, whichever is greater. The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemption under SEA Rule 15c3-3 and does not hold customer funds or securities. The company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2015, the net capital, as computed, was $408,131. Consequently, the company had excess net capital of $308,131.

At December 31, 2015 the percentage of aggregate indebtedness to net capital was 2.04% versus an allowable percentage of 1500%.

Note 3.   Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4.   Fair Value Measurement

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active and inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

Note 4.   Fair Value Measurement (Continued)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using Description		
	12/31/2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities Owned:	$ 383,627	$ 383,627	$ -	$ -

Note 5.   Related Party Transactions

The Company's operations are conducted out of premises leased from its sole stockholder. The rent is $2,400 a month plus miscellaneous fees. Rent expense for 2015 was $32,857, and is included in occupancy and equipment expense on the statement of operations.

Note 6.   Property and Equipment

Property and equipment as of December 31, 2015 consists of:

Computer equipment	$	12,416
Furniture and fixtures		49,000
Leasehold improvements		16,779
Office equipment		2,512
		80,707
Less accumulated depreciation		(56,559)
Property and equipment, net	$	24,148

Depreciation expense for 2015 was $14,645.

Note 7.   Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 28,2016 the date the financial statements were available to be issued.

Note 8.   Commitments and Contingencies

The Company has no commitments and contingencies that would have a material impact as of December 31, 2015.